805 Third Avenue, 15th Floor New York, NY 10022 Telephone: 1+212-935-8484 Fax: 1+212-935-9216

VIA EDGAR and FEDEX

July 30, 2009

Kate Tillan
Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Medis Technologies Ltd. Form 10-K for the Fiscal Year Ended December 31, 2008 (Filed March 31, 2009) Form 10-Q for the Quarterly Period Ended March 31, 2009 (Filed May 18, 2009) File No. 000-30391

Ms. Tillan:

We have received the Staff’s letter dated July 16, 2009 containing comments with respect to the above-referenced filings.  The remainder of this letter provides the text of your comments followed, in each case, by a response.  Capitalized terms used but not defined in this letter have the meanings given to them in such filings.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27

Results of Operations, page 27

Year ended December 31, 2008 Compared to Year Ended December 31, 2007, page 29

1.
We note your disclosure in this section and on pages F-9 and F-29 that you used an independent appraiser to perform an assessment of your goodwill and property and equipment for impairment.  Please describe to us and revise future filings to clarify the nature and extent of the third party appraiser’s involvement and management’s reliance on the work of the independent appraisers.  Please refer to Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can be at http://www.sec.gov/divisions.corpfin/guidance/sasinterp.htm, and which would be applicable to the extent your Form 10-K is incorporated by reference into any registration statement.

Response

In accordance with Question 141.02 of the Division of Corporation Finance's Compliance and Disclosure Interpretations and Rule 436, we will clarify the language in future filings to remove any suggestion that we are attributing the valuations to a third party expert. The goodwill and property and equipment impairment determination was made by management with the assistance of a third party and our disclosure was not intended to suggest or imply otherwise.

2.
We noted that you recorded depreciation, production and facility costs totaling approximately $28.2 million in 2008.  Please tell us and revise future filings to clarify the why you incurred such significant costs and why you did not incur any similar costs in prior years.

Response

In fiscal year 2008, the Company began the initial commercial production of its 24/7 Power Pack in a newly establish automated high volume production facility in Galway, Ireland. Thus, the Company did not incur or record depreciation, production and facilities costs in years prior to 2008.  These costs consisted of labor, materials and overhead associated with the production process, depreciation on manufacturing equipment, and inventory reserves and write offs aggregating approximately $8,200,000.

The Company will revise future filings to clarify the initial incurrence of these expenses [revisions are reflected in bold-based font].

December 31, 2008 – 10-K Page 29

During the year ended December 31, 2008, we began the initial commercial production of our 24/7 Power Pack in a newly establish automated high volume production facility in Galway, Ireland.

Critical Accounting Policies, page 39

3.	In the interest of providing readers with a better insight into management’s judgments into accounting for goodwill, please tell us and consider disclosing the following in future filings:

•	The reporting unit level at which you test goodwill for impairment and your basis for that determination.

•	Each of the valuation methodologies used to value goodwill (if multiple approaches are used), including sufficient information to enable a reader to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in preparing the goodwill impairment analyses.

•	How you weight each of the methods used including the basis for that weighting (if multiple approaches are used).

•	A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes.

•	If applicable, how the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

Response

The Company will revise future filings to address the staff comment as to management's judgments into the accounting for goodwill [revisions are reflected in bold-based font].

December 31, 2008 – 10-K Page 39

a)	Goodwill and Property and Equipment

Assets acquired in connection with our historical acquisitions included significant amounts of goodwill.

Goodwill represents the excess of the purchase price over the fair value of the assets acquired. Goodwill is not amortized. However, we are required to perform impairment reviews at least annually and more frequently in certain circumstances. We perform the reviews based on two reporting units; the fuel cell reporting unit and the cell carrier reporting unit.

The goodwill impairment test is a two-step process, which requires management to make judgments in determining what assumptions to use in the calculation, including macroeconomics assumptions such as; industry trends, competitive environment and economic outlook, and microeconomic assumptions, such as; peer performance, business strategy, current financial condition and future financial forecasts.

The first step of the process consists of estimating the fair value of our reporting units, which was based on the income approach. Other valuation methodologies, including the cost approach and the market approach, were considered however, the income approach is widely applicable and has been used consistently by the Company in prior years. The strength of this approach depends on the reliability and reasonability of our financial forecasts. Our forecasts are updated as the macro- and microeconomic assumptions for the reporting units materially change. The income approach analyzes a discounted cash flow model using revenue and profit forecasts and comparing those estimated fair values with the carrying values, which include goodwill.

Item 9A.  Controls and Procedures, page 44

Management’s Report on Internal Control Over Financial Reporting, page 44

4.
Please revise future filings to include a statement that the registered public accounting firm that audited the financial statements included in the annual report has issued an attestation report on your internal control over financial reporting as required by Item 308(a)(4) of Regulation S-K.

Response

The Company will revise future filings to include a statement that the registered public accounting firm that audited the financial statements included in the annual report has issued an attestation report on the Company's internal report over financial reporting.

Financial Statements, page F-1

Consolidated Statements of Operations, page  F-4

5.
You combine impairment charges related to goodwill and property and equipment in a single line item on your statements of operations for the year ended December 31, 2008.  In future filings, consistent with paragraph 43 of SFAS 142, please present the aggregate amount of this goodwill impairment loss as a separate line item.

Response

The Company will revise the presentation of future statements of operations to separate goodwill impairment losses and property and equipment losses on separate line items.

6.
Refer to the table in the footnote at the bottom of page F-4.  While you may disclose the amount of stock-based compensation expenses included within individual line items of your statement, such as research and development and selling and marketing, you should not reflect a total for stock-based compensation expenses.  Please revise future filings to remove this total amount from the table included as a footnote on the face of your statements of operations.  Please refer to SAB Topic 14-F.

Response

The Company will revise the presentation of future statements of operations to remove the total amount of stock-based compensation included in the table as a footnote.

Note E - Inventories, page F-19

7.	We see that you identified approximately $2.6 million of your inventory as non-current, please tell us and revise future filings to explain your classification.

Response

Based on financial forecasts, the Company reviews its inventory quantities and classifies those inventories which the Company believes will not be consumed in production for over one year as long-term. The Company used the definition of current assets in accordance with ARB 43, as guidance in determining the classification of long-term inventories.

The Company will revise future fillings to explain inventory classification [revisions are reflected in bold-based font].

December 31, 2008 – 10-K Page F-19

We review our inventory quantities based primarily on our estimated forecasts of product demand and production requirements.  Those inventories which we believe will not be consumed in production for over one year are classified as long-term…

8.
We note that you did not have any sales in fiscal years 2006, 2007 and 2008 or the three months ended March 31, 2009.  Further, we note that your inventory balance was $8.8 million, $9.9 million and $10.2 million as of December 31, 2007 and 2008, and March 31, 2009, respectively.  Please tell us about you review of the inventory in determining the amount of any reserves required under U.S. GAAP as of December 31, 2009 and March 31, 2009.

Response

The Company prepares financial forecasts and reviews its inventory quantities and classifies those inventories which the Company believes will not be consumed in production for over one year as long-term. Moreover, the Company regularly performs inventory counts, cut-off procedures and valuation analysis, including lower cost or market and quality, usage and obsolescence, to adequately value its inventory.

Please note the following disclosure from Form 10-K for the year ended December 31, 2008 Note B number 5 on page F-11:

The Company reviews its inventory quantities based primarily on its estimated forecast of product demand and production requirements. Inventory reserves are provided to cover risks arising from slow-moving items, technological obsolescence, excess inventories, and discontinued products and for market prices lower than cost. During the year ended December 31, 2008, the Company recorded charges to Depreciation, Production and Facility costs to such inventory reserves and write offs aggregating of approximately $8,200,000.

In previous years, the Company maintained financial forecasts and invested in and established automated high volume production lines to produce 1.5 million 24/7 Power Packs per month.  The market never materialized to the Company’s expectation and therefore, the Company reassessed its financial forecasts to significantly lower volumes and, in conjunction with Form 10-K for the year ended December 31, 2008, recorded goodwill and property and equipment impairment charges of $55,993,000 and $30,508,000, respectively.

The Company will continue to periodically review its financial forecasts and reassess as necessary. In conjunction with forecast revisions, the Company will analyze its valuation of goodwill, property and equipment and inventories and also make adjustments as necessary.

Note J.  Series A Preferred Stock and Share lend, page F-21

1.  Series A Preferred Stock, page F-21

9.
Please tell us and in future filings please explain, in summary form within your financial statements, the pertinent rights and privileges of the cumulative convertible perpetual preferred stock consistent with paragraph 4 of SFAS 129.  For example, disclose the liquidation terms and also the redemption terms to support your balance sheet classification.

Response

The Company will revise and expand the disclosure of the Series A Preferred Stock in future filings.

December 31, 2008 – 10-K Page F-21

In November and December 2006, the Company  issued 5,750 shares of its 7.25% Series A Cumulative Convertible Perpetual Preferred Stock (“Preferred Stock”) for aggregate gross proceeds of $57,500,000, less issuance costs aggregating approximately $3,910,000.

The annual cash dividend on each share of Preferred Stock is $725 and is payable quarterly, in arrears, commencing on February 15, 2007. The dividends are payable out of legally available funds when, and if, declared by the Company’s Board of Directors. The terms of the Preferred Stock preclude the Company from paying dividends or making other distributions on its common stock if there are any accumulated and unpaid dividends on the Preferred Stock. From January 1 through December 31, 2008, the Company declared and paid quarterly cash dividends aggregating approximately $4,169,000 on its Preferred Stock. In February 2009, subsequent to the balance sheet date, as part of the Company’s capital management initiatives, the Company did not declare the quarterly dividend on its Preferred Stock. As a result of not declaring the February 2009 dividend, the Company is no longer eligible to use Form S-3 registration statements for a period of one-year from the dividend date and the dividend rate on the Preferred Stock has increased based on an equation in the certificate of determination. Additionally, if the Company does not declare dividend payments for six quarters, the holders of the Preferred Stock would have the right to appoint two directors to the Company’s Board of Directors.

Each share of Preferred Stock is convertible at the holder’s option at any time into 347.2222 shares of the Company’s common stock (which is equivalent to an initial conversion price of $28.80 per share). On or after November 20, 2009, if the closing price of the Company’s common stock exceeds 150% of the conversion price for 20 trading days during any consecutive 30 trading day period, the Company may cause the conversion of the Preferred Stock into common stock at the prevailing conversion rate. During 2008, no Preferred Stock was converted to shares of the Company’s common stock.

Shares of the Company’s Preferred Stock have a liquidation preference of $10,000 per share, plus any accrued and unpaid dividends. Upon the occurrence of a fundamental change, (as defined by the Certificate of Designation), the holders of the Preferred Stock will have the right to require the Company to repurchase all or a portion of their shares of the Preferred Stock at a repurchase price equal to 100% of the liquidation preference of the shares of the Preferred Stock plus any accrued and unpaid dividends.

Other than the right to appoint two directors as a result of not declaring dividends for six quarters and the right to liquidation preference upon the occurrence of a fundamental change, the holders of the Preferred Stock do not have any other voting rights.

Form 10-Q for the Quarterly Period Ended March 31, 2009

Condensed Consolidated Financial Statements, page 2

10.
We note that the terms of your preferred stock preclude you from paying dividends or making other distributions on the common stock if there are any accumulated and unpaid dividends on the preferred stock.  Please tell us how you considered EITF 03-6 in determining your net loss per share for the three months ended March 31, 2009.

Response

The Company believes that below is the relevant guidance with respect to your comment:

Allocation of Losses to Participating Securities

In Issues 4 and 5 of EITF 03-6 the Task Force discussed the allocation of losses to nonconvertible and convertible participating securities.  The Task Force concluded that an entity would allocate losses to a participating security in periods of net loss if, based on the contractual terms, the participating security has a contractual obligation to share in the losses of the issuing entity on a basis that is objectively determinable.  The Task Force concluded that a contractual obligation to share in the losses of the issuing entity exists if one of the following conditions is present:

a.   The holder is obligated to fund the losses of the issuing entity (that is, the holder is obligated to transfer assets to the issuer in excess of the holder's initial investment in the participating security without any corresponding increase in the holder's investment interest).

b.   The contractual principal or mandatory redemption amount of the participating security is reduced as a result of losses incurred by the issuing entity.

The contractual terms of the preferred stock does not meet either criteria of participating securities and therefore the EITF is not applicable.

Item 4.  Controls and Procedures, page 21

11.
You disclose that you based your assessment of the effectiveness of your disclosure controls and procedures on the criteria established in Internal Control-Integrated Framework issued by COSO.  Given that the referenced criteria concern your internal control over financial reporting and not your disclosure controls and procedures, please tell us why you included this reference in the disclosure and why you applied the criteria in your evaluation.

Response

The Company acknowledges your comment and will revise future filings to reflect the following disclosure.

March 31, 2009 – 10-Q Page 21

Item 4.   Controls and Procedures

Under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of March 31, 2009. Based on that evaluation, our management, including our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of March 31, 2009.

*   *   *   *   *

We hope you will find this letter responsive to your comments. Should you have any additional comments or questions, please feel free to contact me at 740-602-1562.

Sincerely,

/s/ Steve Crea

Steve Crea
Chief Financial Officer

cc:	Julie Sherman Staff Accountant